SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

             for the transition period from __________ to __________

                         Commission file number 001-5083

     A. Full title of the plan and the address of the plan, if difference from that of the issuer named below:


                THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN


     B. Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:


                              KANEB SERVICES, INC.
                           2435 N. Central Expressway
                             Richardson, Texas 75080

                            THE KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

                            Financial Statements and
                             Supplemental Schedules

                           December 31, 1998 and 1997
                   (with Independent Auditors' Report Thereon)

                              KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

                                Table of Contents

                                                                           Page

Independent Auditors' Report                                                1

Statement of Net Assets Available for Benefits with Fund Information
      at December 31, 1998                                                  2

Statement of Net Assets Available for Benefits with Fund Information
      at December 31, 1997                                                  3

Statement of Changes in Net Assets Available for Benefits with Fund
      Information for the Year Ended December 31, 1998                      4

Statement of Changes in Net Assets Available for Benefits with Fund
      Information for the Year Ended December 31, 1997                      5

Notes to Financial Statements                                               6


Schedules
1     Line 27a - Schedule of Assets Held for Investment Purposes           11

2     Line 27d - Schedule of Reportable Transactions                       12

                         Independent Auditors' Report


To the Administrator and Participants of The Kaneb Services, Inc. Savings Investment Plan



We have audited the accompanying statement of net assets available for benefits with fund information of The Kaneb Services, Inc. Savings Investment Plan as of December 31, 1998 and the related statement of changes in net assets available for benefits with fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of The Kaneb Services, Inc. Savings Investment Plan as of and for the year ended December 31, 1997 where audited by other auditors whose report thereon dated June 24, 1998 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kaneb Services, Inc. Savings Investment Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and the schedule of reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The individual fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and 1998 fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

June 25, 1999
Dallas, Texas

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1998

                                                                 Fund information
                             -----------------------------------------------------------------------------------------
                                             Retirement                                       Emerging        S&P
                                  Kaneb        Money           Equity        Corporate         Equity        Equity
                               Stock Fund   Market Fund     Growth Fund      Bond Fund      Growth Fund    Index Fund
                             -------------  -----------     -----------    -------------   -------------  -------------
Assets
Investments, at fair value
    (notes 2(a) and 3):
  Kaneb Services, Inc.
    Common Stock                $6,485,498   $     --       $     --       $     --        $     --       $     --
  Schwab Retirement
    Money Market Fund                 --      2,979,751           --             --              --             --
  Fidelity Mt. Vernon
    Growth Company Fund               --           --        4,466,777           --              --             --
  T. Rowe Price New
    Income Fund                       --           --             --          994,334            --             --
  Warburg Pincus Emerging
    Growth Fund                       --           --             --             --           708,161           --
  Vanguard Index 500
    Portfolio                         --           --             --             --              --        1,584,404
  Janus Worldwide Fund                --           --             --             --              --             --
  Strong Government
    Securities Fund                   --           --             --             --              --             --
Participants' loans                   --           --             --             --              --             --
Receivables:
  Accrued interest receivable         --           --           38,435           --              --             --
  Contributions receivable         117,439       38,663         41,755         12,396           9,831         20,964
  Loan repayment
    receivable                      10,191        4,911          5,989          1,747             940          1,470
                                ----------   ----------     ----------     ----------      ----------     ----------
    Net assets available
         for benefits           $6,613,128   $3,023,325     $4,552,956     $1,008,477      $  718,932     $1,606,838
                                ==========   ==========     ==========     ==========      ==========     ==========

                           CONTINUED ON THE NEXT PAGE
                 See accompanying notes to financial statements.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1998
CONTINUED FROM THE PREVIOUS PAGE

                                                  Fund information
                             ---------------------------------------------------------

                                               Government
                               Worldwide       Securities
                              Equity Fund         Fund        Loan Fund       Total
                             -------------   -------------  -------------  -----------
Assets
Investments, at fair value
    (notes 2(a) and 3)
  Kaneb Services, Inc.
    Common Stock                $      --     $      --     $      --      $ 6,485,498
  Schwab Retirement
    Money Market Fund                  --            --            --        2,979,751
  Fidelity Mt. Vernon
    Growth Company Fund                --            --            --        4,466,777
  T. Rowe Price New
    Income Fund                        --            --            --          994,334
  Warburg Pincus Emerging
    Growth Fund                        --            --            --          708,161
  Vanguard Index 500
    Portfolio                          --            --            --        1,584,404
  Janus Worldwide Fund            1,420,010          --            --        1,420,010
  Strong Government
    Securities Fund                    --         478,194          --          478,194
Participants' loans                    --            --         748,352        748,352
Receivables:
  Accrued interest receivable          --            --            --           38,435
  Contributions receivable           19,427         6,947          --          267,422
  Loan repayment
    receivable                        1,751           300       (27,299)          --
                                -----------   -----------   -----------    -----------

    Net assets available
         for benefits           $ 1,441,188   $   485,441   $   721,053    $20,171,338
                                ===========   ===========   ===========    ===========



                 See accompanying notes to financial statements.

                                       2a

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1997

                                                                   Fund information
                                  ----------------------------------------------------------------------------------------
                                                 Retirement                                     Emerging         S&P
                                      Kaneb         Money          Equity         Corporate      Equity         Equity
                                    Stock Fund   Market Fund     Growth Fund      Bond Fund    Growth Fund    Index Fund
                                  -------------  -----------     -----------    ------------- -------------  -------------
Assets
Investments, at fair value
    (notes 2(a) and 3):
  Kaneb Services, Inc.
    Common Stock                  $ 7,494,128    $      --      $      --      $      --      $      --      $      --
  Schwab Retirement
    Money Market Fund                    --        2,771,355           --             --             --             --
  Fidelity Mt. Vernon
    Growth Company Fund                  --             --        3,494,194           --             --             --
  T. Rowe Price New
    Income Fund                          --             --             --          890,044           --             --
  Warburg Pincus Emerging
    Growth Fund                          --             --             --             --          648,186           --
  Vanguard Index 500
    Portfolio                            --             --             --             --             --          941,320
  Janus Worldwide Fund                   --             --             --             --             --             --
  Strong Government
    Securities Fund                      --             --             --             --             --             --
Participants' loans                      --             --             --             --             --             --
Receivables:
  Accrued interest receivable            --             --           34,684           --             --             --
  Contributions receivable             99,543         25,448         42,268         12,766         10,303         16,242
  Distributions payable               (21,212)        (2,300)        (4,471)           (31)        (1,148)        (2,035)
  Loan repayment receivable             5,987          5,339          5,462          1,794          1,517            882
                                  -----------    -----------    -----------    -----------    -----------    -----------
    Net assets available
       for benefits               $ 7,578,446    $ 2,799,842    $ 3,572,137    $   904,573    $   658,858    $   956,409
                                  ===========    ===========    ===========    ===========    ===========    ===========


                           CONTINUED ON THE NEXT PAGE
                 See accompanying notes to financial statements.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1997
CONTINUED FROM THE PREVIOUS PAGE



                                                    Fund information
                                  --------------------------------------------------------------
                                                   Government
                                    Worldwide      Securities
                                   Equity Fund        Fund         Loan Fund          Total
                                  -------------   -------------   -------------    -------------
Assets
Investments, at fair value
    (notes 2(a) and 3):
  Kaneb Services, Inc.
    Common Stock                  $       --      $       --      $       --      $  7,494,128
  Schwab Retirement
    Money Market Fund                     --              --              --         2,771,355
  Fidelity Mt. Vernon
    Growth Company Fund                   --              --              --         3,494,194
  T. Rowe Price New
    Income Fund                           --              --              --           890,044
  Warburg Pincus Emerging
    Growth Fund                           --              --              --           648,186
  Vanguard Index 500
    Portfolio                             --              --              --           941,320
  Janus Worldwide Fund               1,062,289            --              --         1,062,289
  Strong Government
    Securities Fund                       --           232,956            --           232,956
Participants' loans                       --              --           613,397         613,397
Receivables:
  Accrued interest receivable             --              --              --            34,684
  Contributions receivable              19,084           4,238            --           229,892
  Distributions payable                 (3,104)           (410)           (128)        (34,839)
  Loan repayment receivable              2,029             324         (23,334)           --
                                  ------------    ------------    ------------    ------------
    Net assets available
       for benefits               $  1,080,298    $    237,108    $    589,935    $ 18,377,606
                                  ============    ============    ============    ============


                 See accompanying notes to financial statements.

                                       3a

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                         Fund information
                                     --------------------------------------------------------------------------------------
                                                     Retirement                                   Emerging          S&P
                                        Kaneb          Money          Equity       Corporate       Equity         Equity
                                     Stock Fund     Market Fund    Growth Fund     Bond Fund     Growth Fund     Index Fund
                                     -----------    -----------    -----------   ------------    ------------   -----------
Contributions:
   Sponsor                           $   621,509    $   268,511    $   118,148    $    43,556    $    31,342    $    51,775
   Participants                          711,864        213,192        385,334        105,875         93,974        202,541
                                     -----------    -----------    -----------    -----------    -----------    -----------

   Total contributions                 1,333,373        481,703        503,482        149,431        125,316        254,316
                                     -----------    -----------    -----------    -----------    -----------    -----------

Investment income:
   Net appreciation (depreciation)
   in fair value of assets and
   investment income                  (1,933,377)       134,969        965,887         46,482         42,731        326,064
                                     -----------    -----------    -----------    -----------    -----------    -----------

Total additions                         (600,004)       616,672      1,469,369        195,913        168,047        580,380

   Distributions and withdrawals        (395,246)      (236,850)      (237,670)      (116,660)       (61,447)       (50,899)
   Transfers between funds                29,932       (156,339)      (250,880)        24,651        (46,526)       120,948
                                     -----------    -----------    -----------    -----------    -----------    -----------

Net change in assets                    (965,318)       223,483        980,819        103,904         60,074        650,429

Net assets available for
   benefits, beginning of year         7,578,446      2,799,842      3,572,137        904,573        658,858        956,409
                                     -----------    -----------    -----------    -----------    -----------    -----------

Net assets available for
   benefits, end of year             $ 6,613,128    $ 3,023,325    $ 4,552,956    $ 1,008,477    $   718,932    $ 1,606,838
                                     ===========    ===========    ===========    ===========    ===========    ===========


                           CONTINUED ON THE NEXT PAGE
                 See accompanying notes to financial statements.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998
CONTINUED FROM PREVIOUS PAGE


                                                            Fund information
                                     ------------------------------------------------------------
                                                      Government
                                       Worldwide      Securities
                                     Equity Fund         Fund         Loan Fund         Total
                                     ------------    ------------    ------------    ------------
Contributions:
   Sponsor                           $     49,116    $     15,482    $       --      $  1,199,439
   Participants                           189,787          52,526            --         1,955,093
                                     ------------    ------------    ------------    ------------

   Total contributions                    238,903          68,008            --         3,154,532
                                     ------------    ------------    ------------    ------------

Investment income:
   Net appreciation (depreciation)
   in fair value of assets and
   investment income                      291,462          21,913            --          (103,869)
                                     ------------    ------------    ------------    ------------

Total additions                           530,365          89,921            --         3,050,663

   Distributions and withdrawals          (77,644)        (62,525)        (17,990)     (1,256,931)
   Transfers between funds                (91,831)        220,937         149,108            --
                                     ------------    ------------    ------------    ------------

Net change in assets                      360,890         248,333         131,118       1,793,732

Net assets available for
   benefits, beginning of year          1,080,298         237,108         589,935      18,377,606
                                     ------------    ------------    ------------    ------------

Net assets available for
   benefits, end of year             $  1,441,188    $    485,441    $    721,053    $ 20,171,338
                                     ============    ============    ============    ============


                 See accompanying notes to financial statements.

                                       4a

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                Fund information
                                    --------------------------------------------------------------------------------------
                                                    Retirement                                    Emerging        S&P
                                       Kaneb          Money          Equity       Corporate        Equity        Equity
                                    Stock Fund      Market Fund   Growth Fund     Bond Fund     Growth Fund    Index Fund
                                    -----------    -----------    -----------    -----------    -----------    -----------
Contributions:
   Sponsor                          $   523,982    $   225,895    $   113,831    $    44,950    $    28,470    $    33,224
   Participants                         560,168        219,399        388,514        109,308         88,954        120,502
                                    -----------    -----------    -----------    -----------    -----------    -----------

   Total contributions                1,084,150        445,294        502,345        154,258        117,424        153,726
                                    -----------    -----------    -----------    -----------    -----------    -----------

Investment income:
   Net appreciation in fair value
     of assets                        2,677,171           --             --             --             --             --
   Investment income (loss)                (804)       134,299        579,310         76,652         96,900        198,882
                                    -----------    -----------    -----------    -----------    -----------    -----------

   Net investment income              2,676,367        134,299        579,310         76,652         96,900        198,882
                                    -----------    -----------    -----------    -----------    -----------    -----------

Total additions                       3,760,517        579,593      1,081,655        230,910        214,324        352,608

   Distributions and withdrawals       (393,906)      (328,048)      (169,210)       (40,058)       (27,721)      (101,030)
   Transfers between funds              (82,016)      (182,334)      (403,615)       (76,362)       (20,356)       302,988
                                    -----------    -----------    -----------    -----------    -----------    -----------

Net change in assets                  3,284,595         69,211        508,830        114,490        166,247        554,566

Net assets available for
   benefits, beginning of year        4,293,851      2,730,631      3,063,307        790,083        492,611        401,843
                                    -----------    -----------    -----------    -----------    -----------    -----------

Net assets available for
   benefits, end of year            $ 7,578,446    $ 2,799,842    $ 3,572,137    $   904,573    $   658,858    $   956,409
                                    ===========    ===========    ===========    ===========    ===========    ===========


                           CONTINUED ON THE NEXT PAGE
                 See accompanying notes to financial statements.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997
CONTINUED FROM THE PREVIOUS PAGE

                                                            Fund information
                                    ------------------------------------------------------------
                                                     Government
                                     Worldwide       Securities
                                    Equity Fund         Fund         Loan Fund        Total
                                    ------------    ------------    ------------    ------------
Contributions:
   Sponsor                          $     39,644    $     12,516    $       --      $  1,022,512
   Participants                          148,988          37,044            --         1,672,877
                                    ------------    ------------    ------------    ------------

   Total contributions                   188,632          49,560            --         2,695,389
                                    ------------    ------------    ------------    ------------

Investment income:
   Net appreciation in fair value
     of assets                              --              --              --         2,677,171
   Investment income (loss)              146,958          18,685          44,213       1,295,095
                                    ------------    ------------    ------------    ------------

   Net investment income                 146,958          18,685          44,213       3,972,266
                                    ------------    ------------    ------------    ------------

Total additions                          335,590          68,245          44,213       6,667,655

   Distributions and withdrawals        (151,383)        (37,659)        (61,106)     (1,310,121)
   Transfers between funds               343,558          61,888          56,249            --
                                    ------------    ------------    ------------    ------------

Net change in assets                     527,765          92,474          39,356       5,357,534

Net assets available for
   benefits, beginning of year           552,533         144,634         550,579      13,020,072
                                    ------------    ------------    ------------    ------------

Net assets available for
   benefits, end of year            $  1,080,298    $    237,108    $    589,935    $ 18,377,606
                                    ============    ============    ============    ============


                 See accompanying notes to financial statements.

                                       5a

                             THE KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(1)    Plan Description

       The Kaneb Services, Inc. Savings Investment Plan (the "Plan") is a defined contribution plan for employees of Kaneb Services, Inc. ("Kaneb" or "Sponsor") and its wholly owned domestic subsidiaries (the "Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A copy of the Plan document and amendments is available from the Plan Administrator. Participants should refer to the Plan document and amendments for more detailed information regarding provisions of the Plan.

       The Plan was established on April 1, 1991 and permits all full-time employees of the Companies as of that date, or who become employees thereafter and have completed one year of service, to contribute 2% to 12% of base compensation on a pretax basis into participant accounts. In addition to a mandatory contribution equal to 2% of base compensation per year for each Plan participant, the Companies make matching contributions of 25% or 50% of the amount contributed by a Plan participant up to 6% of base compensation. Employee contributions, together with earnings thereon, are not subject to forfeiture. That portion of a participant's account balance attributable to the Companies' contributions, together with earnings thereon, will be vested over a five-year period at 20% per year. Participants may borrow from the Plan an amount not to exceed the lesser of 50% of such participant's vested account balance or $50,000 reduced by the highest loan balance in the preceding 12 months. Contributions to the Plan are held in a trust and invested by the Plan's trustee in the investment funds described in Note 3. The Charles Schwab Trust Company serves as trustee and Leggette & Company serves as the Plan's record keeper. The Vice President of Human Resources of Kaneb serves as the Plan Administrator. All administrative and trust expenses of the Plan are paid by Kaneb.

(2)    Summary of Significant Accounting Policies

       The Plan maintains its accounts on the accrual basis of accounting.

       (a)    Investments

              The Plan's investments are stated at fair value based on quoted market prices. Participant loans are valued at unpaid principal balance which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

       (b)    Federal Income Taxes

              The Internal Revenue Service ("IRS") has ruled the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code ("Code") and the trust is exempt from federal income taxes under Section 501(a) of the Code. The IRS granted a favorable letter of determination to the Plan in February 1997. The Plan Administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions made by his employer or withheld from his compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Plan trustee, until the participant's accounts is distributed or made available to him in an unqualified manner.

              The Code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar years 1998 and 1997 was $10,000 and $9,500, respectively. Participant compensation in excess of $160,000 is excluded in calculating participant deferrals and employer matching contributions. Total contributions during any Plan year, including both participants' deferrals and employer matching contributions, may not exceed the maximum amount the employer may deduct for federal income tax purposes for the year. Additional rules apply to prevent discrimination in favor of highly compensated employees.



       (c)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)    Investment Programs

       The Plan's investments at December 31, 1998 and 1997 are as follows:

                                                 December 31, 1998                   December 31, 1997
                                        ---------------------------------    -------------------------------
                                             Number             Fair               Number           Fair
                                           of Shares           value             of shares          value
                                        -----------------   -------------      --------------   -------------

Investments at fair value as
    determined by quoted market price:
    Kaneb Services, Inc. Common Stock       1,622,033.000   $   6,485,498*      1,444,512.000  $   7,494,128*
                                          ===============   ==============     ==============   =============

Investments at fair value:
    Schwab  Retirement Money Market Fund    2,979,750.990   $   2,979,751*      2,771,354.530  $   2,771,355*
      Fund
    Fidelity  Mt.   Vernon   Growth            87,583.862       4,466,777*         80,660.057      3,494,194*
      Company Fund
    T. Rowe Price New Income Fund             112,864.210         994,334          98,130.581        890,044
    Warburg Pincus  Emerging Growth            17,717.313         708,161          17,161.408        648,186
      Fund
    Vanguard Index 500 Portfolio               13,904.381       1,584,404*         10,450.986        941,320*
    Janus Worldwide Fund                       29,983.328       1,420,010*         28,117.759      1,062,289*
    Strong  Government   Securities            44,441.828         478,194          21,670.369        232,956
      Fund
    Participants' Loans                            --             748,352              --            613,397
                                          ---------------   -------------      --------------  -------------
                                            3,286,245.912      13,379,983       3,027,545.690     10,653,741
                                          ---------------   -------------      --------------- -------------
                                            4,908,278.912   $  19,865,481       4,472,057.690  $  18,147,869
                                          ===============   =============      =============== =============

       * Represents 5% or more of total net assets available for benefits.

       Each participant has the option to specify the investment of contributions made through payroll deductions and 2% employer mandatory contributions into any one of, or divided among, each of the available investment funds mentioned above for the periods ended December 31, 1998 and 1997. Employer matching contributions are invested in the Kaneb Stock Fund.

       Contributions designated to the Kaneb Stock Fund are invested in Kaneb Services, Inc. Common Stock. The Plan either purchases shares in the open market at the prevailing market price or shares are contributed directly by the Sponsor based upon the closing trade price on the last day of each month.

       Contributions designated to the Schwab Retirement Money Market Fund are invested primarily in a short-term portfolio of commercial paper, certificates of deposit, corporate debt obligations and other bank issues.

       Contributions designated to the Fidelity Mt. Vernon Growth Company Fund are invested in the common stock and convertible securities of companies which have above-average growth potential, such as lesser known companies in new and emerging areas of the economy or larger revitalized companies that hold a strong position in the market.

       Contributions designated to the T. Rowe Price New Income Fund are invested in income-producing investment-grade debt securities.

       Contributions designated to the Warburg Pincus Emerging Growth Fund are invested in the common stock of smaller companies which have passed their start-up phase and show positive earnings and prospects of achieving significant profit and gain in a relatively short period of time.

       Contributions designated to the Vanguard Index 500 Portfolio are invested in all 500 stocks in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500. This Fund seeks to match the S&P 500 Index.

       Contributions designated to the Janus Worldwide Fund are invested in common stocks of foreign and domestic issuers. This Fund has the flexibility to invest on a worldwide basis in companies of any size and seeks long-term growth of capital in a manner consistent with the preservation of capital.

       Contributions designated to the Strong Government Securities Fund are primarily invested in U.S. government securities. The Fund's net assets may also be invested in other investment-grade debt obligations.

(4)    Contributions

       Sponsor contributions to the Kaneb Stock Fund may be made in the form of Kaneb Services, Inc. Common Stock purchased by the Sponsor or cash with which the trustee subsequently purchases Kaneb Services, Inc. Common Stock on the open market. During 1998, Sponsor contributions of $621,509 and participant contributions of $711,864 were used by the trustee to purchase 312,266 shares of Kaneb Services, Inc. Common Stock on the open market. During 1997, Sponsor contributions of $523,982 and participant contributions of $560,168 were used by the trustee to purchase 306,205 shares of Kaneb Services, Inc. Common Stock on the open market.

       Contributions receivable at December 31, 1998 and 1997 included $103,311 and $81,284 of employer contributions and $164,111 and $148,608 of contributions withheld from participants' compensation, respectively.

       All Plan contributions are participant directed with the exception of employer matching contributions which are automatically invested in the Kaneb Stock Fund.

(5)    Distributions and Withdrawals

       Distributions   and   withdrawals   represent   distributions   to   Plan
       participants who have retired, terminated employment or applied and qualified for a hardship distribution.

(6)    Forfeitures

       At December 31, 1998 and 1997, forfeited nonvested accounts totaled $26,929 and $42,020, respectively. These amounts, forfeited by participants upon withdrawing from the Plan, will be used to reduce future employer contributions. These amounts may also be credited to their account upon returning to the Plan if certain requirements are met.

(7)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                            December 31, 1998
                                                            -----------------
       Net assets available for benefits per the
          financial statements                                  $ 20,171,338
       Amounts allocated to withdrawing participants                (248,677)
                                                                ------------
       Net assets available for benefits per the Form 5500      $ 19,922,661
                                                                ============

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                 Year Ended
                                                             December 31, 1998
                                                             -----------------
       Benefits paid to participants per the financial
          statements                                            $  1,256,931
       Add: Amounts allocated to withdrawing participants
          at December 31, 1998                                       248,677
                                                                ------------
       Benefits paid to participants per the Form 5500          $  1,505,608
                                                                ============

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(8)    Plan Termination

       Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(9)    Year 2000 (unaudited)

       The Plan could be adversely affected if the computer systems and those of service providers used by the Plan or the Trustee do not properly process and calculate date related information from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain satisfactory assurances that comparable steps are being taken by each of the Plan's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any material adverse effect on the Plan's activities and, accordingly, its net assets available for benefits and changes therein.

KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN                         SCHEDULE I
LINE  27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998


                                            Number                     Current
Number of Issuer and Title of Issue       of Shares        Cost         Value
------------------------------------    -------------   ----------   ----------

KANEB STOCK FUND

*Kaneb Services, Inc. Common Stock      1,622,033.000   $5,663,680   $6,485,498
                                                        ==========   ==========

RETIREMENT MONEY MARKET FUND

Schwab Retirement Money Market Fund     2,979,750.990   $2,979,751   $2,979,751
                                                        ==========   ==========

EQUITY GROWTH FUND

Fidelity Mt. Vernon Growth Company Fund    87,583.862   $3,665,280   $4,466,777
                                                        ==========   ==========

CORPORATE BOND FUND

T. Rowe Price New Income Fund             112,864.210   $1,006,731   $  994,334
                                                        ==========   ==========

EMERGING EQUITY GROWTH FUND

Warburg Pincus Emerging Growth Fund        17,717.313   $  604,522   $  708,161
                                                        ==========   ==========

S&P EQUITY INDEX FUND

Vanguard Index 500 Portfolio               13,904.381   $1,148,367   $1,584,404
                                                        ==========   ==========

WORLDWIDE EQUITY FUND

Janus Worldwide Fund                       29,983.328   $1,143,672   $1,420,010
                                                        ==========   ==========

GOVERNMENT SECURITIES FUND

Strong Government Securities Fund          44,441.828   $  478,538   $  478,194
                                                        ==========   ==========

LOAN FUND

*Participants' Loans (a)                         --     $  748,352   $  748,352
                                                        ==========   ==========


*     Party-in-interest

(a)  Interest rates ranging from 7% to 10% and maturities of one to seven years.

KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN                        SCHEDULE II
LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                    Current
                                                                           Expense                   value
                                            No. of                        incurred                 of asset on
                                            Trans-   Purchase   Selling     with        Cost of    transaction
Identity of Party Involved                  actions   price      price   Transaction    assets        date         Net gain
------------------------------------------  ------ ----------  --------- -----------  ----------  ------------     --------
Purchases:
   Fidelity Mt. Vernon Growth Company Fund   106   $  966,228   $   --   $    --      $ 966,228   $  966,228       $    --

   Kaneb Services, Inc. Common Stock          36    1,630,805       --        --      1,630,805    1,630,805            --

   Schwab Retirement Money Market Fund       117      803,322       --        --        803,322      803,322            --

Sales:
   Fidelity Mt. Vernon Growth Company Fund    84         --      644,568      --        556,640      644,568          87,928

   Kaneb Services, Inc. Common Stock          72         --      684,736      --        434,119      684,736         250,617

   Schwab Retirement Money Market Fund       129         --      594,925      --        594,925      594,925            --


                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         THE KANEB SERVICES, INC.
                                         SAVINGS INVESTMENT PLAN




Date:  June 29, 1999                     By: /s/ WILLIAM H. KETTLER
                                             ----------------------
                                         William H. Kettler, Vice President
                                         Human Resources
                                         (Plan Administrator)